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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                          ---------------------------

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                          ---------------------------

                          MCWHORTER TECHNOLOGIES, INC.
                           (Name of Subject Company)

                          MCWHORTER TECHNOLOGIES, INC.
                       (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                (And Associated Preferred Share Purchase Rights)
                         (Title of Class of Securities)

                                  582803 10 2
                     (CUSIP Number of Class of Securities)

                               JEFFREY M. NODLAND
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          MCWHORTER TECHNOLOGIES, INC.
                             400 EAST COTTAGE PLACE
                        CARPENTERSVILLE, ILLINOIS 60110
                                 (847) 428-2657
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications
                   on Behalf of the Person Filing Statement)

                          ---------------------------

                                With Copies To:

            Warren B. Grayson                            R. Scott Falk, Esq.
    Vice President, General Counsel &                      Kirkland & Ellis
                 Secretary                             200 East Randolph Drive
       McWhorter Technologies, Inc.                    Chicago, Illinois 60601
          400 East Cottage Place                            (312) 861-2000
     Carpentersville, Illinois 60110
              (847) 428-2657

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1. SECURITY AND SUBJECT COMPANY INFORMATION.

     (a), (b) Name and Address; Securities. The name of the subject company is McWhorter Technologies, Inc. (the "Company"). The address of the principal executive offices of the Company is 400 East Cottage Place, Carpentersville, Illinois 60110. The telephone number of the principal executive offices of the company is (847) 428-2657. The title of the class of equity securities to which this statement relates is the common stock, par value $.01 per share, of the Company (the "Common Stock"), including the associated rights (the "Rights") to purchase Series A Junior Participating Preferred Stock, issued pursuant to the Rights Agreement dated as of February 1, 1994, as amended (the "Rights Agreement"), between the Company and EquiServe Trust Company, N.A., as successor to Wachovia Bank of North Carolina, N.A. (the "Rights Agent"). As of April 30, 2000, there were 9,950,685 shares of Common Stock outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) Name and Address. The name, business address and business telephone number of the Company are set forth in Item 1 above.

     (b) Tender Offer. This Statement relates to the tender offer by Tartan, Inc., a corporation formed under the laws of the State of Delaware (the "Purchaser") and a wholly owned subsidiary of Eastman Chemical Company, a corporation formed under the laws of the State of Delaware ("Eastman"), disclosed in a Tender Offer Statement on Schedule TO filed by the Purchaser and Eastman (the "Schedule TO"), dated May 12, 2000, to purchase all outstanding shares of the Common Stock (including the associated Rights) at a purchase price of $19.70 per share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 2000 and filed as Exhibit (a)(1) to the Schedule TO (the "Offer to Purchase"), and the related Letter of Transmittal (which, as may be amended or supplemented from time to time, together constitute the "Offer").

     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 3, 2000, by and among Eastman, the Purchaser and the Company (as such agreement may be amended or supplemented from time to time, the "Merger Agreement"). The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, in accordance with the relevant provisions of the Delaware General Corporation Law (the "DGCL"), the Purchaser will be merged with and into the Company (the "Merger"). Following the effective time (the "Effective Time") of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of Eastman.

     A copy of the Merger Agreement is filed herewith as Exhibit 3, and is incorporated herein by reference.

     As set forth in the Schedule TO, the principal executive offices of Eastman and the Purchaser are located at 100 North Eastman Road, Kingsport, Tennessee 37660.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     CONFLICTS OF INTEREST

     Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to
Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (the "Information Statement") that is attached as Annex B to this Statement and is incorporated herein by reference. Except as set forth in the response to this Item 3, Item 4 below or in Annex B attached hereto or as incorporated by reference herein, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Eastman or the Purchaser or their respective executive officers, directors or affiliates.

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     TRANSACTION DOCUMENTS

     The summaries of the Merger Agreement and the description of the conditions of the Offer contained in Sections 11 and 14 of the Offer to Purchase, which is being mailed to stockholders together with this Statement, are incorporated herein by reference. Such summaries and description are qualified in their entirety by reference to such documents, which are incorporated herein by reference.

     STOCK OPTIONS

     The Merger Agreement provides that Eastman and the Company shall take all actions necessary to provide that, as of the Effective Time, each outstanding employee stock option, stock equivalent right or right to acquire Common Stock granted under the Company's 1994 Stock Incentive Plan or the Company's 1996 Incentive Stock Plan, and each outstanding non-employee director option to purchase Common Stock granted under the 1996 Non-Employee Director Stock Option and Award Plan, whether or not then exercisable or vested (collectively, "Options"), shall be canceled. In consideration of the cancellation of such Options, Eastman shall, or shall cause the Surviving Corporation to, pay to holders of such Options, whether or not then exercisable or vested, an amount in respect thereof equal to (A) the excess, if any, of the Offer Price over the exercise price of each Option (which, in the case of any stock equivalent right, shall be zero) multiplied by (B) the number of shares of Common Stock subject to such Options. As of the Effective Time, the Company's option plans will terminate and the Company will take all action necessary to ensure that, after the Effective Time, no person will have any right under such option plans.

     BENEFIT PLANS

     The Merger Agreement provides that, subject to any applicable collective bargaining agreement, for one year following the Effective Time, the Surviving Corporation will not reduce the compensation paid to employees of the Surviving Corporation who were employees of the Company immediately before the Effective Time ("Affected Employees") and will provide benefits that in the aggregate are substantially comparable to benefits provided before the Effective Time; provided, that the Surviving Corporation will not be required to establish or maintain any particular compensation or benefit plan, program or arrangement of the Company that is in place before the Effective Time. For purposes of determining Affected Employees' eligibility to participate, vesting and accrual or entitlement to benefits under any employee benefit plan, program, or arrangement of the Surviving Corporation, Eastman shall cause each Affected Employee to be credited, as of the Effective Time, with the service credited to each Affected Employee for such respective purposes immediately before the Effective Time under the Company's employee benefit plans, programs or arrangements (subject, in the case of defined benefit arrangements, to there being no duplication of benefits). For the year in which the Effective Time occurs, Eastman shall cause each Affected Employee to be credited under the employee welfare benefit plans maintained by the Surviving Corporation with all deductible payments and copayments and payments toward out-of-pocket maximums credited to the Affected Employee under the employee welfare benefit plans of the Company immediately before the Effective Time.

     EMPLOYMENT/SEVERANCE AGREEMENTS

     The purchase of shares of Common Stock pursuant to the Offer will constitute a "change of control" for purposes of the employment and severance agreements the Company has entered into with John R. Stevenson, the Company's Chairman, and certain key employees and other officers of the Company. According to Mr. Stevenson's employment agreement with the Company, as amended, if termination occurs after a change of control, Mr. Stevenson shall receive, in addition to any other benefits to which he may be entitled, the sum of $250,000, to be paid within 60 days of such change of control. The agreement also provides that upon termination following a change of control (other than a termination for "cause") Mr. Stevenson will receive his full salary through February 29, 2004. Under the agreements with key employees and other officers of the Company, if the employee or officer is terminated within two years of a change of control (other than for "cause" or by employee without "good reason"), then the Company shall pay severance benefits to the employee or officer (which shall be in lieu of any severance pay under any benefit plan of the Company) equal to: (i) the employee's full base salary through the date of termination and 100%
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of the target bonus for such year and (ii) an amount equal to a multiple of such employee's or officer's annual base salary and target annual bonus. In addition, upon such termination, the employee's or officer's options and restricted stock will immediately vest and the Company will pay certain outplacement costs and provide certain extended benefits. Gross-up payments will be made under such agreements to the extent any payments are subject to any excise tax under the Internal Revenue Code.

     The purchase of shares of Common Stock pursuant to the Offer will also constitute a change of control for purposes of the Company's Long Term Incentive Plan. Under the terms of such plan, all awards that are or will become payable shall vest upon a change of control and, for 24 months following the date of the change of control, any grantee who is terminated without "cause" or who terminates without "good reason" shall receive a cash payment representing the maximum payout for the three-year plan cycle in which such termination occurs, pro rated from the first day of the cycle in which such termination occurs up to the date of termination.

     INDEMNIFICATION AND INSURANCE

     Pursuant to the Merger Agreement, Eastman and the Purchaser have agreed that the certificate of incorporation and bylaws of the Surviving Corporation shall contain certain indemnification provisions, with respect to directors and officers of the Company prior to Effective Time, that are substantially similar to such provisions currently contained in the Company's certificate of incorporation and by-laws. The indemnification provisions specified in the Merger Agreement may not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights of individuals who at any time prior to the Effective Time were directors or officers of the Company with respect to actions or omissions occurring at or prior to the Effective Time, unless such modification is required by law or the Surviving Corporation is merged into Eastman.

     For six years after the Effective Time, the Surviving Corporation will indemnify, defend and hold harmless, to the fullest extent permitted under the DGCL, the present and former officers and directors of the Company against all losses, claims, damages, liabilities, fees and expenses in connection with any claim, suit, action, proceeding or investigation that is based on or arising out of the fact that such person is or was a director or officer of the Company and relates to actions or omissions occurring at or prior to the Effective Time. The Surviving Corporation is obligated to pay expenses to any such indemnified person in advance of the final disposition of any indemnified action or proceeding to the fullest extent permitted under the DGCL, subject to the agreement of the indemnified person to repay such advances as contemplated by the DGCL.

     For a period of six years after the Effective Time, Eastman shall, or shall cause the Surviving Corporation to, maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy for events occurring on or prior to the Effective Time. Such coverage shall be on terms that are no less favorable to such persons than the terms now applicable under the Company's current policies.

     THE SURVIVING CORPORATION'S BOARD OF DIRECTORS

     Promptly upon the Purchaser's purchase of at least a majority of the outstanding shares of Common Stock (on a fully diluted basis), Eastman shall be entitled to designate such number of directors of the Company, rounded up to the next whole number, as is equal to the product of (A) the total number of directors on the Company's Board of Directors (the "Board") (giving effect to the directors designated by Eastman pursuant to this sentence) multiplied by (B) the percentage that the aggregate number of shares of Common Stock beneficially owned by the Purchaser, Eastman and any of their affiliates bears to the total number of shares of Common Stock then outstanding. The Company shall, upon request of Eastman, use its reasonable best efforts promptly either to increase the size of its Board, or secure the resignations of such number of its incumbent directors, or both, as is necessary to enable Eastman's designees to be so elected or appointed to the Board, and shall use its reasonable best efforts to cause Eastman's designees to be so elected or appointed. The Company shall, upon the request of Eastman, also cause persons designated by Eastman to constitute the same percentage (rounded up to the next whole number) as is on the Board of (i) each committee of the Board, (ii) each board (or similar body) of each subsidiary of the Company and (iii) each

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committee (or similar body) of each such board, in each case only to the extent permitted by applicable law or the rules of any stock exchange on which the Common Stock is listed.

     In the event that Eastman's designees are elected to the Board, until the Effective Time, the Company shall cause its Board to have at least three directors who are directors on the date of the Merger Agreement (the "Independent Directors"). In the event of any vacancy caused by the death or disability of an Independent Director, the remaining Independent Directors shall fill such vacancy; provided, that if no Independent Director then remains, the other directors shall appoint new directors to fill such vacancies and each such appointee shall be deemed to be an Independent Director. If prior to the Effective Time Eastman's designees constitute a majority of the Board, then the affirmative vote of a majority of the Independent Directors shall be required to
(i) amend or terminate the Merger Agreement by the Company, (ii) exercise or waive any of the Company's rights, benefits or remedies under the Merger Agreement, (iii) amend the certificate of incorporation or by-laws of the Company or (iv) take any other action of the Board under or in connection with the Merger Agreement.

     As of the date of this Statement, no determination has been made as to which directors of the Company will continue to serve on the Surviving Corporation's board of directors. It is expected that the board of directors of the Surviving Corporation will continue to compensate directors at levels consistent with the compensation paid to the Board.

     THIRD-PARTY BENEFICIARIES

     The provisions of the Merger Agreement are not intended to confer upon any person other than the parties to the Merger Agreement any rights or remedies, except that certain provisions discussed under the headings "Benefit Plans", "Employment/Severance Agreements" and "Indemnification" are enforceable by the beneficiaries thereof.

     STOCK OPTION AGREEMENT

     The Merger Agreement provides that, if following a subsequent offering period, the Purchaser has acquired less than 90% of the Common Stock but not less than 75% of the Common Stock, then the Purchaser and the Company will enter into a stock option agreement, on customary terms, pursuant to which the Company will grant to the Purchaser an option to purchase that number of shares of Common Stock equal to the number of shares of Common Stock that, when added to the number of such shares owned by the Purchaser and its affiliates immediately following expiration of a subsequent offering period following the Offer, results in Purchasers beneficially owning 90% of the shares of Common Stock then outstanding on a fully diluted basis.

     CONFIDENTIALITY AGREEMENT

     On November 12, 1999, Eastman and the Company entered into a Confidentiality Agreement (the "Confidentiality Agreement"). The Confidentiality Agreement provides that for two years following the date of the Confidentiality Agreement, Eastman will keep confidential all information concerning the Company, subject to certain exceptions, and will use the confidential information for no purpose other than evaluating a possible transaction with the Company. Pursuant to the Confidentiality Agreement, Eastman also agreed to certain standstill provisions that were effective for a period of 180 days from the date of the Confidentiality Agreement. Eastman further agreed not to hire management or employees of the Company for a period of one year except in certain specified circumstances.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation of the Board. At a meeting held on May 3, 2000, the Board unanimously (i) determined that the Offer, the Merger and the Merger Agreement are advisable, fair to, and in the best interests of, the Company stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger and the Offer and (iii) resolved to recommend that the Company

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stockholders accept the Offer and tender their Common Stock pursuant thereto and, if necessary under the DGCL, approve and adopt the Merger Agreement.

     (b) Background; Reasons for the Recommendations of the Board

     BACKGROUND

     Over the past year the Company has either approached, or been approached by, numerous companies that might have an interest in a strategic business arrangement with the Company. In some cases, interest in a possible acquisition of or investment in the Company was indicated but, except as noted below, none of those discussions proceeded beyond the preliminary stage.

     Prior to May 1999, the Board had numerous discussions regarding the competitive environment in which the Company operates and the difficulties facing industry participants of the Company's size. As a result, the Board determined that it would be desirable to retain a financial advisor to assist the Company in assessing possible strategic alternatives for the Company. At its meeting held on May 18 and 19, 1999, the Board interviewed Merrill Lynch & Co. ("Merrill Lynch") and another financial advisor candidate, each of which was selected from a number of firms interviewed by management. The Board selected Merrill Lynch as its financial advisor and the Company and Merrill Lynch executed an engagement letter for general strategic advisory services on June 16, 1999.

     At a meeting of the Board on August 24 and 25, 1999, which was also attended by the Company's senior officers and financial advisors, Merrill Lynch presented to the Board various potential transactions that were then under review by management of the Company, including the use of leveraged financial markets in connection with such transactions. At this meeting, the Company's general counsel reviewed with the Board its general fiduciary duties under the DGCL and special duties applicable to strategic transactions. The Board then discussed the next steps in approaching a potential strategic transaction. After discussion, the Board concluded that it would be desirable to authorize the Company's financial advisors to contact companies that could reasonably be expected to have a possible interest in pursuing a strategic transaction with the Company. Accordingly, the Board directed Merrill Lynch to have discussions with such companies and respond to unsolicited inquiries, in each case solely for the purpose of assessing interest in a transaction with the Company.

     Following the August Board meeting, Merrill Lynch made numerous inquires among logical candidates for acquisition by the Company or other strategic transactions. However, the companies Merrill Lynch approached displayed little interest in being acquired, but a few indicated their interest in acquiring certain assets or businesses of the Company.

     At a special meeting of the Board on October 25, 1999, which was also attended by senior officers of the Company and its financial and legal advisors, Merrill Lynch reviewed with the Board the history and content of its discussions with such companies and the interest shown by such companies. The Board then discussed the appropriate steps to follow in its information gathering process, and Kirkland & Ellis, the Company's special legal counsel, advised the Board as to its duties and responsibilities in that regard. The Board next discussed the proper method to initiate a due diligence process with third parties and, taking into account the results of the discussions conducted by Merrill Lynch, the Board identified six entities that were potential candidates for a strategic transaction with the Company, including Eastman. Following these discussions, the Board authorized the continued gathering of information regarding potential strategic transactions and the distribution of information packages containing information about the Company to each of the six entities, subject to each such entity's execution of a confidentiality and standstill agreement.

     On October 26, 1999, the representatives of Merrill Lynch who had advised the Company resigned their positions with Merrill Lynch to assume positions with Lehman Brothers Inc. ("Lehman Brothers"). The Company subsequently agreed with Merrill Lynch to terminate its engagement and on November 3, 1999, executed an engagement letter with Lehman Brothers to act as the Company's exclusive financial advisor.

     On November 16 and 17, 1999, the Board held a meeting attended by senior officers and the Company's financial and legal advisors. At this meeting Lehman Brothers summarized the responses it received from the
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six companies identified by the Board at its special meeting held on October 25,
1999. The Board was informed that only Eastman and a second company ("Company
B") expressed an interest in exploring a strategic transaction with the Company. However, the Board identified an additional company in Europe ("Company C") that may have been interested in a potential transaction. Lehman Brothers then reviewed with the Board its most recent valuation of the Company. The Board discussed various alternatives available to the Company, including continuing on the Company's present course as an independent company, potential strategic acquisitions and the possible sale of the Company. The Board discussed the challenges and opportunities that these various alternatives might present. Following discussion, the Board directed Lehman Brothers to broaden the scope of its inquiries to include financial institutions that may be interested in alternative transactions with the Company. Kirkland & Ellis again reviewed with the Board their duties under the DGCL and reminded the Board that it was under no specific duty to seek the highest transaction price for the Company as the Board had not abandoned its long-term strategy or decided to undertake any strategic transaction. The Board determined that it should continue its process of gathering information regarding strategic alternatives, including continuing or commencing discussions with Eastman, Company B and Company C.

     In early November 1999, Lehman Brothers contacted Company C and was told that Company C was not in a position to consider a strategic transaction at that time.

     On November 12, 1999, the Company and Eastman executed a confidentiality and standstill agreement.

     The Company's Chairman and other executive officers of the Company met with representatives from Company B to discuss their respective businesses on December 10, 1999. The Company's Chairman and other executive officers of the Company met with representatives from Eastman to discuss their respective businesses on December 13, 1999. Following this meeting, members of Eastman's senior management engaged in a series of conversations with the Company's financial advisors regarding potential valuations of the Company and other due diligence matters.

     In late 1999, the Company received a telephone call from an officer of a fourth company ("Company D"), indicating Company D's interest in discussing a potential strategic transaction with the Company. The Company expressed concern that it was prohibited from discussing any transaction with Company D under the terms of a consent order issued by the Federal Trade Commission (the "FTC") that prohibited the Company from sharing certain information with Company D. The Company requested that Company D seek written advice from the FTC that the consent order would not prohibit the Company from making available to Company D due diligence materials that included non-public information.

     A special meeting of the Board was held on December 28, 1999, also attended by its senior officers and financial advisors, to receive updates regarding potential transactions. Lehman Brothers reported that none of the financial institutions it spoke with was in a position to discuss a transaction with the Company at that time. Company B indicated that they were no longer interested in pursuing discussions. However, another company ("Company E") expressed to Lehman Brothers their interest in pursuing discussions with the Company. On January 5, 2000, the Company and Company E executed a confidentiality and standstill agreement. The Board authorized the continued process of identifying interested parties, the preparation of management presentations and preparation of a data room for Eastman and Company E.

     During the first two weeks of February 2000, representatives of Eastman and Company E attended a data room and management presentations in Chicago.

     On February 17, 2000, an officer of Eastman submitted a letter to the Company through Lehman Brothers, indicating Eastman's continued interest in the Company at a valuation of $20 per share, subject to further due diligence review. Eastman requested a period of exclusive negotiation with the Company during which Eastman could confirm its valuation based upon an analysis of potential synergies between Eastman and the Company.

     On February 21 and 22, 2000, the Board held a meeting that was attended by senior officers of the Company and its financial and legal advisors. Lehman Brothers informed the Board that it had received an additional expression of interest from a merchant banking firm, but discussions were discontinued after the
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firm concluded that it could not reach a valuation of the Company acceptable to the Board. Similarly, after its review of the data room and attendance at management presentations, Company E discontinued discussions, concluding that it could not reach the valuation indicated in its preliminary indication of interest. The Board discussed the FTC restrictions that potentially prohibited discussions with Company D and Eastman's request for exclusivity. The Board also considered other available alternatives, including the possibility of publicly announcing an intention to seek strategic alternatives. The Board discussed revisiting prior discussions with Company C. After discussion, the Board directed management to contact representatives of Company C and, if Company C expressed no interest in a transaction, to grant Eastman its request for a brief exclusivity period. The Board also concurred with management's request that Company D obtain FTC advice before conducting discussions that may be deemed to violate the FTC consent order. Kirkland & Ellis again reminded the Board of its duties under the DGCL and confirmed that the Board had not abandoned its long-term business strategy to pursue a strategic transaction.

     In accordance with the Board's instructions, Lehman Brothers contacted Company C and were again told that Company C would not consider a transaction.

     On February 25, 2000, John R. Stevenson, the Company's Chairman spoke with Eastman's Chief Financial Officer regarding Eastman's proposed offer price and request for a period of exclusivity.

     On March 1, the Company's Chairman spoke with Eastman's Chief Financial Officer via telephone and orally agreed to suspend discussions with other interested parties for a period of 30 days. On March 6, Mr. Stevenson spoke with Eastman's Chief Financial Officer to discuss the additional due diligence required by Eastman.

     Throughout the weeks of March 13 and March 20, 2000, representatives from Eastman toured the Company's worldwide facilities and conducted additional due diligence at the Company's headquarters building. On March 20, 2000, the Company's general counsel spoke with a senior manager at Eastman to discuss the results of the prior week's due diligence.

     On March 21, 2000, an officer of Company C contacted Lehman Brothers to inquire as to the Company's continued interest in a transaction. Lehman Brothers responded that it could not talk to Company C about any transaction because the Company was then engaged in a period of exclusive discussions with another party. On April 3, 2000, following the expiration of Eastman's exclusivity period. Lehman Brothers contacted Company C to follow up on Company C's last phone call. Lehman Brothers informed Company C that the Board would consider a firm proposal from Company C. An information package was delivered to Company C, and on April 4 and 5, 2000, Company C conducted due diligence at the Company's headquarters.

     On April 7, 2000, the Board held a special meeting, attended by senior management of the Company and representatives of its financial and legal advisors. The meeting began with a review of the Board's duties under the DGCL and confirmation that the directors had not yet committed to a strategy that would trigger special duties. Lehman Brothers reported that Eastman had submitted, on April 6, 2000, a letter containing a non-binding proposal to acquire the Company at a price of $18 per share. Lehman Brothers summarized the discussions it had with an additional company that expressed an interest in a transaction involving only certain assets of the Company. It also informed the directors that Company C had expressed an interest in a potential acquisition of the Company and stated that its preliminary valuation was $20 per share, subject to an additional 30 to 45 days of due diligence and approval by its parent company's board in June 2000. The Board considered these developments and reviewed with Lehman Brothers the most recent valuation analysis of the Company. The Board determined that it was advisable to continue discussions with Eastman, Company C and Company D and directed management to inform Eastman that its $18 proposal did not represent an acceptable value for the Company's stockholders. The Company authorized management to make public disclosure of its process to identify potential strategic transactions unless Eastman responded with an improved final proposal.

     Between April 7 and April 10, 2000, the Company's Chairman conveyed the Board's determination to Eastman and Lehman Brothers engaged in a series of conversations with Eastman's financial advisor relating to Eastman's valuation of the Company.

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     On April 11, 2000, the Board held a special meeting that was attended by the Company's senior officers and its financial and legal counsel. The purpose of the meeting was to update the Board on a revised offer received from Eastman on April 10, 2000. Eastman had responded with two alternative proposals to acquire all shares of the Common Stock. The first proposal was for a per share price of $20, subject to five conditions that the Board determined following discussion would render the proposal relatively unfavorable. Eastman's second proposal included a bid price of $19.70 per share without the most disadvantageous of the conditions, which would have required material amendments to key employment agreements that the Company determined it would not be able to obtain. Accordingly, the Board authorized further negotiations with Eastman relating to a transaction at a bid price of $19.70 per share. The Board directed the Company's management and advisors to begin negotiation of a definitive merger agreement with Eastman containing a reasonable breakup fee and to keep discussions open with Company C and with Company D in the event of receipt of written advice of the FTC.

     On April 12, 2000, Lehman Brothers informed Eastman of the Board's determination at its April 11 meeting.

     From April 13, 2000 through May 3, 2000, representatives of the Company and Eastman negotiated the terms of the Merger Agreement.

     On April 14, 2000, an officer of Company D informed the Company that the FTC had issued its written advice that Company D could discuss a transaction with the Company so long as certain operational employees of Company D were not involved. On April 18, 2000, representatives of Company D conducted due diligence at the Company's headquarters. Two days later, an officer of Company D informed Lehman Brothers that Company D could not reach the valuation that it had indicated in its earlier expression of interest and would require extensive additional due diligence to confirm its present numbers.

     On May 2 and 3, 2000, the Company's Chief Executive Officer had discussions with a senior manager of Eastman regarding integration issues that would arise upon consummation of a transaction between the Company and Eastman.

     On May 3, 2000, negotiations relating to the Merger Agreement were completed and all outstanding issues were addressed in a manner acceptable to the Company. In the evening of May 3, 2000, the Board held a special meeting to receive an update on the status of the discussions and negotiations. Kirkland & Ellis presented to the Board in detail the final terms of the merger agreement and an analysis of the Board's actions and deliberations fulfilling the fiduciary duties owed to Company stockholders. Lehman Brothers indicated that there had been no material change in its overall conclusions with respect to its financial analysis as reviewed by the Board at its April 7, 2000 meeting and rendered to the Board an oral opinion (which opinion was confirmed by delivery of a written opinion later that evening) as to the fairness, from a financial point of view, to the holders of shares of Common Stock (other than Eastman and its affiliates) of the $19.70 per share cash consideration to be received in the Offer and the Merger. After discussion, the Board unanimously voted to approve the Merger Agreement and any related documents and transactions and to recommend that stockholders of the Company tender their shares of Common Stock in the Offer, for the reasons described below.

     On the evening of May 3, 2000, the Merger Agreement was signed and delivered, and the parties issued a press release announcing the Merger Agreement on the morning of May 4, 2000.

     REASONS FOR THE RECOMMENDATIONS OF THE COMPANY'S BOARD

     A copy of the letter to the Company's stockholders communicating the recommendation of the Board and the press release relating thereto are filed as Exhibits 5 and 7 hereto and are incorporated by reference herein.

     In approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that all holders of Common Stock accept the Offer and tender their shares of

Common Stock pursuant to the Offer, and, if necessary under the DGCL, approve and adopt the Merger Agreement, the Board considered a number of factors including:

      1. The Board's familiarity with, and management's view of, the Company's business, financial condition, results of operations, current business strategy and future prospects, the nature of the markets in which the Company operates, including their growth prospects, the Company's position in such markets and the historical and current market prices for the Common Stock.

      2. Developments in the Company's industries, including fluctuations in raw material costs, increasing competition and the difficulties of industry participants, of a size similar to the Company, to effectively compete.

      3. Presentations by the Company's management relating to the Company's financial performance and future prospects.

      4. Presentations by representatives of Lehman Brothers concerning the Company and the financial aspects of the Offer.

      5. The extensive information gathering process undertaken before the signing of the Merger Agreement, as described under "Background".

      6. The fact that management of the Company has held discussions with other parties, including all of the companies it reasonably considered to be potential interested parties, concerning possible business combinations, and such discussions had resulted in only one other party making a serious proposal, which involved a proposed business combination on terms that were less favorable than the Offer.

      7. The oral and written opinions of Lehman Brothers that, as of the date of such opinions, the Offer Price is fair, from a financial point of view, to the Company's stockholders. A copy of such written opinion setting forth assumptions made and matters considered and limitations set forth by Lehman Brothers is included as Annex A hereto and should be read in its entirety.

      8. The historical market prices, price to earnings ratios, EBITDA and other multiples, recent trading activity and trading range of the Common Stock, including the fact that the Offer Price represents (i) a premium of approximately 42% over the $13 7/8 closing price of the Common Stock on the New York Stock Exchange (the "NYSE") on May 3, 2000, the last full trading day prior to the announcement of the Offer,
         (ii) a premium of approximately 52% over the average closing price of the Common Stock on the NYSE for the 30 days prior to the announcement of the Offer, (iii) a premium of approximately 37% over the average closing price of the Common Stock on the NYSE for the 12 months prior to announcement of the Offer, (iv) a premium of approximately 7% over the highest closing price of the Common Stock on the NYSE during the 12 months prior to the announcement of the Offer and (v) a premium of approximately 81% over the lowest closing price of the Common Stock on the NYSE for the 12 months prior to announcement of the Offer.

      9. The fact that the Offer and the Merger provide for a prompt cash tender offer for all shares of Common Stock to be followed by the Merger for the same consideration, thereby enabling the Company's stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their shares of Common Stock.

     10. The fact that the Company may terminate the Merger Agreement in order to approve an unsolicited tender offer or exchange offer for all of the shares of Common Stock or other proposed business combination by a third party that the Board determines in good faith to be fully financed or reasonably capable of being financed and financially superior to the Offer, upon the payment to Eastman of an $8 million termination fee.

     11. The fact that Eastman's and the Purchaser's obligations under the Offer are not subject to any financing condition.

     12. The limited ability of Eastman or the Purchaser to terminate the Offer or the Merger Agreement.

     13. The impact of the Offer and the Merger on existing stock options and other benefits of Company personnel.

     The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board may have given different weights to different factors.

     (c) Intent to Tender. To the Company's knowledge after reasonable inquiry, all of the Company's executive officers, directors and affiliates currently intend to tender all shares of Common Stock held of record or beneficially by them pursuant to the Offer. The foregoing does not include any shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender or vote.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     Pursuant to a letter agreement dated November 3, 1999, the Company formally retained Lehman Brothers to provide general financial advisory services to, and to advise the Company concerning, one or more strategic transactions, including a possible acquisition, sale, merger, joint venture or business combination, and, if requested, to render an opinion to the Board regarding the fairness, from a financial point of view, to the holders of the Common Stock of the consideration to be received in any such strategic transaction. The Board retained Lehman Brothers based upon Lehman Brothers' qualifications, experience and expertise, particularly with respect to the Company's industries.

     Pursuant to the Lehman Brothers engagement letter, the Company agreed to pay to Lehman Brothers (i) a quarterly cash retainer, (ii) a fee for delivery of an opinion and (iii) a sliding-scale fee, payable upon consummation of a strategic transaction, which is based upon the aggregate value of the strategic transaction. The cash retainer and opinion fees are creditable against the fee payable upon consummation of a strategic transaction. Prior to delivery of its fairness opinion relating to the Offer, Lehman Brothers received retainer fees aggregating $50,000. Lehman Brothers will receive a cash opinion fee of $500,000 and, if the Company consummates the transaction described in this Statement, Lehman Brothers will receive a net additional cash fee of $2,450,000. The Company has also agreed to reimburse Lehman Brothers for certain costs and expenses. In addition, the Company has also agreed to indemnify Lehman Brothers against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of Lehman Brothers engagement or, if such indemnification is unavailable to Lehman Brothers or insufficient to hold it harmless, then the Company has agreed to contribute to the amount paid or payable by Lehman Brothers as a result of such occurrence.

     Except as described above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTEREST WITH RESPECT TO SECURITIES.

     Except as set forth below, no transactions in shares of Common Stock have been effected during the past 60 days by the Company or any subsidiary of the Company or, to the best of the Company's knowledge, by any executive officer, director or affiliate of the Company.

     The Company, on behalf of participants in its Employee Stock Ownership Plan, 401(k) Plan and Employee Stock Participation Plan, purchased shares of Common Stock in the following open market transactions.

                    DATE                         AMOUNT (SHARES)    PRICE PER SHARE
                    ----                         ---------------    ---------------
3/16/00......................................        96                $12.5625
3/20/00......................................       791                 13.0625
3/23/00......................................      1,536                11.9253
3/24/00......................................      1,154                11.7500
3/29/00......................................      1,740                11.6875
3/30/00......................................        89                 11.8125
3/30/00......................................       656                 11.8750
3/30/00......................................      3,062                11.9146
3/31/00......................................      3,834                12.2625
4/3/00.......................................       886                 11.8750
4/6/00.......................................      4,113                12.0000
4/12/00......................................       113                 11.6250
4/12/00......................................       898                 12.5625
4/13/00......................................       283                 12.5000
4/13/00......................................      1,080                12.5625
4/14/00......................................        52                 12.5625
4/20/00......................................       744                 12.1250
4/27/00......................................        82                 13.8750
4/28/00......................................       645                 13.8750
5/3/00.......................................      6,103                13.9375
5/3/00.......................................        85                 14.0000
5/8/00.......................................        58                 19.5625
5/9/00.......................................       271                 19.6875

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) a purchase, sale, or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the current dividend rate or policy or in the indebtedness or capitalization of the Company.

     Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in this Item 7.

ITEM 8. ADDITIONAL INFORMATION.

     THE RIGHTS AGREEMENT

     Each Right issued pursuant to the Rights Agreement entitles the registered holder thereof to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock ("Series A Preferred"), at an exercise price of $70 (the "Purchase Price") per share, subject to adjustment. On the earlier of
(A) the 10th business day following a public announcement that, without the prior consent of the Board, a person or group of affiliated or associated persons (an "Acquiring Person") has acquired or obtained the right to acquire beneficial ownership of 15% or more of the voting power of the Company or (B) the 10th business day following the commencement of, or public announcement of intention to make, a tender offer or exchange offer the consummation of which would result in that person becoming an Acquiring Person (the earlier of such dates being the "Distribution Date"), the Rights become exercisable and trade separately from the Common Stock. After the Distribution Date, each holder of each of the Rights (other than the Acquiring Person) will thereafter have the right to purchase from the Company one one-hundredth of a share of Series A Preferred for each Right held. In the event that any person becomes an Acquiring Person (a "Flip-In-Event"), each holder of a Right will thereafter have the right to receive, upon exercise thereof, at the then current Purchase Price of the Right such number of shares of Common Stock as shall have a value of two times the Purchase Price of the Right. The Rights may be redeemed at a price of $.01 per Right at any time prior to a person becoming an Acquiring Person.

     The Company and the Rights Agent amended the Rights Agreement as of May 9, 2000 to provide, among other things, that none of a "Distribution Date," "Stock Acquisition Date" or "Flip-In Event" shall occur or be deemed to occur, and neither Eastman nor the Purchaser shall become an "Acquiring Person," as a result of the execution, delivery or performance of the Merger Agreement or by the announcement, making or consummation of the Offer, the Merger of any other transactions contemplated by the Merger Agreement. In addition, the amendment provides for the expiration of the Rights immediately prior to the consummation of the Offer.

     SECTION 14(F) INFORMATION STATEMENT

     The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits are filed herewith:

Exhibit 1           Offer to Purchase (incorporated by reference to Exhibit
                    (a)(1) to the Schedule TO).*
Exhibit 2           Letter of Transmittal (incorporated by reference to Exhibit
                    (a)(2) to the Schedule TO).*
Exhibit 3           Agreement and Plan of Merger dated May 3, 2000, by and among
                    Eastman, Purchaser and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO).
Exhibit 4 Confidentiality Agreement, dated as of November 12, 1999, between Eastman and the Company (incorporated by reference to Exhibit (d)(2) to the Schedule TO).
Exhibit 5           Letter to Stockholders of the Company, dated May 12, 2000.*
Exhibit 6 Opinion of Lehman Brothers, dated May 3, 2000 (included as, and incorporated by reference to, Annex A attached hereto).
Exhibit 7           Joint Press Release of Eastman and the Company, dated May 4,
                    2000 (incorporated by reference to the Company's filing of the Joint Press Release with the Securities and Exchange
                    Commission under cover of Schedule 14D-9 on May 5, 2000).
Exhibit 8           Certificate of Incorporation of the Company, as amended
                    (incorporated by reference to the Company's annual report on Form 10-K for the year ended October 31, 1994).
Exhibit 9 Bylaws of the Company, as amended (incorporated by reference to the Company's annual report on Form 10-K for the year ended October 31, 1996).
Exhibit 10          The Information Statement of the Company, dated May 12, 2000
                    (included as, and incorporated by reference to, Annex B attached hereto).
Exhibit 11 Third Amendment to Rights Agreement, dated as of May 9, 2000 between the Company and EquiServe Trust Company, N.A.
Exhibit 12 Employment Agreement dated as of November 12, 1998, by and between the Company and John R. Stevenson.
Exhibit 13          Amendment to Employment Agreement dated as of April 12,
                    2000, by and between the Company and John R. Stevenson.

-------------------------
* Included in copies mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          McWHORTER TECHNOLOGIES, INC.

                                          /s/ Warren B. Grayson
                                          --------------------------------------
                                          By: Warren B. Grayson
                                            Vice President

Dated: May 12, 2000

                                                                         ANNEX A

                          OPINION OF FINANCIAL ADVISOR

                                LEHMAN BROTHERS

                                                                     May 3, 2000

Board of Directors
McWhorter Technologies, Inc.
400 East Cottage Place
Carpentersville, IL 60110

Members of the Board:

     We understand that McWhorter Technologies, Inc., a Delaware corporation ("McWhorter" or the "Company"), and Eastman Chemical Company, a Delaware corporation, ("Eastman") are proposing to enter into an Agreement and Plan of Merger to be dated May 3, 2000 (the "Agreement") pursuant to which a subsidiary of Eastman (the "Acquisition Sub") will commence a tender offer (the "Tender Offer") to acquire 100% of the outstanding shares of common stock of McWhorter ("McWhorter Common Stock") for $19.70 per share in cash. Following consummation of the Tender Offer, the Acquisition Sub will be merged with and into McWhorter (the "Merger", and together with the Tender Offer, the "Proposed Transaction") and each share of common stock will be exchangeable for $19.70 in cash. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement.

     We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company's stockholders of the consideration to be offered to such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction.

     In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction, (2) the publicly available information concerning the Company that we believe to be relevant to our analysis, including an Annual Report on Form 10-K for the fiscal year ended October 31, 1999 and a Quarterly Report on Form 10-Q for the quarter ended January 31, 2000, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, (4) a trading history of the Company's common stock from 1997 to the present and a comparison of that trading history with those of other companies that we deemed relevant, (5) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant, (6) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other recent transactions that we deemed relevant, (7) estimates of third party research analysts with respect to the future financial performance of the Company, and (8) the results of efforts to solicit indications of interest from third parties with respect to a purchase of the Company. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

     In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon advice of the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company.

However, for purposes of our analysis, based upon the historical financial performance of the Company and the possibility that management's projections may not be met in the future, we also have considered more conservative assumptions and estimates which resulted in certain adjustments to the projections of the Company. We have discussed these adjusted projections with the management of the Company and they have agreed with the appropriateness of the use of such adjusted projections in performing our analysis. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

     Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be offered to the stockholders of the Company in the Proposed Transaction is fair to such stockholders.

     We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. In the ordinary course of our business, we may actively trade in the debt and equity securities of the Company and Eastman for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether to accept the consideration to be offered to the stockholders in connection with the Proposed Transaction.

                                          Very truly yours,

                                          LEHMAN BROTHERS

                                                                         ANNEX B

                          MCWHORTER TECHNOLOGIES, INC.
                             400 EAST COTTAGE PLACE
                        CARPENTERSVILLE, ILLINOIS 60110

                       INFORMATION STATEMENT PURSUANT TO
                    SECTION 14(F) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about May 12, 2000 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Statement") of McWhorter Technologies, Inc. (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Eastman Chemical Company ("Eastman"), a corporation formed under the laws of the State of Delaware, to a majority of seats on the Board of Directors (the "Board of Directors") of the Company. On May 3, 2000, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Eastman and Tartan, Inc. (the "Purchaser"), a corporation formed under the laws of the State of Delaware and a wholly owned subsidiary of Eastman, pursuant to which the Purchaser is required to commence a tender offer to purchase all outstanding shares of Common Stock, par value $.01 per share, of the Company (the "Common Stock"), including the associated purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of February 1, 1994 (as amended, the "Rights Agreement"), at a price per share of $19.70 net to the seller in cash (the "Offer Price"), upon the terms and conditions set forth in the Purchaser's Offer to Purchase, dated May 12, 2000, and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1) and (a)(2) respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by the Purchaser and Eastman with the Securities and Exchange Commission (the "Commission") on May 12, 2000. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), the Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly owned subsidiary of Eastman. At the effective time of the merger (the "Effective Time"), each issued and outstanding share of Common Stock (other than shares that are owned by Eastman, the Purchaser, any of their respective subsidiaries, the Company or any of its subsidiaries, and Shares held by stockholders of the Company who did not vote in favor of the Merger Agreement and who comply with all of the relevant provisions of Section 262 of the DGCL) will be converted into the right to receive $19.70 in cash or any greater amount per share paid pursuant to the Offer.

     The Offer, the Merger, and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement is attached as Annex B, which was filed by the Company with the Commission on May 12, 2000 and which is being mailed to stockholders of the Company along with this Information Statement.

     This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-l promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement on Schedule 14D-9. Information set forth herein related to Eastman, the Purchaser or the Eastman Designees (as defined herein) has been provided by Eastman. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

     Pursuant to the Merger Agreement, the Purchaser commenced the Offer on May 12, 2000. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Friday, June 9, 2000, unless the Purchaser extends it.

                                    GENERAL

     The Common Stock is the only class of equity securities of the Company outstanding which are entitled to vote at a meeting of the stockholders of the Company. As of April 30, 2000 there were 9,950,685 shares of Common Stock outstanding, of which Eastman and the Purchaser own no shares as of the date hereof.

              RIGHTS TO DESIGNATE DIRECTORS AND EASTMAN DESIGNEES

     The Merger Agreement provides that, promptly upon the purchase of and payment for shares of Common Stock by the Purchaser pursuant to the Offer, Eastman will be entitled to designate at least a majority of the members (the "Eastman Designees") of the Board of Directors.

     The Merger Agreement provides that the Company will, upon request of the Purchaser, promptly increase the size of the Board of Directors or exercise its reasonable best efforts to secure the resignations of such number of directors, or both, as is necessary to enable the Eastman Designees to be elected to the Board and, subject to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-l promulgated thereunder, will cause the Eastman Designees to be so elected. At such time, the Company will, if requested by Eastman, also cause directors designated by Eastman to constitute at least the same percentage (rounded up to the next whole number) of each committee of the Board of Directors as such directors constitute on the Board of Directors.

     Notwithstanding the foregoing, if shares of Common Stock are purchased pursuant to the Offer, there will be until the Effective Time at least three members of the Board of Directors who were directors on the date of the Merger Agreement and who are not employees of the Company.

     The Eastman Designees are listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Eastman Designees currently is a director of, or holds any position with, the Company. Eastman has advised the Company that, to the best of Eastman's knowledge, except as set forth below, none of the Eastman Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Eastman and the Company that have been described in the Schedule TO or the Statement.

     The name, age, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as Eastman Designees are set forth below. Unless otherwise indicated, each such individual has held his or her present position as set forth below for the past five years. Unless otherwise indicated, each such person is a citizen of the United States and the business address of each person listed below is 100 North Eastman Road, P.O. Box 511, Kingsport, Tennessee 37662.

NAME, AGE, PRINCIPAL OCCUPATION AND EMPLOYMENT HISTORY

     ALLAN R. ROTHWELL, age 52, is President, Chemicals Group of Eastman Chemical Company. Mr. Rothwell joined the Company in 1969, became Vice President and General Manager, Container Plastics Business Organization in 1994, and was appointed Vice President, Corporate Development and Strategy in 1997. He was named Senior Vice President and Chief Financial Officer in 1998 and assumed his current position in 1999.

     BRUCE E. MOORE, age 60, is Eastman Chemical Company's Vice President and General Manager of Coatings, Adhesives and Specialty Polymers. Mr. Moore joined the Company in 1962, became Vice President of Asia Pacific and Latin America Sales, Worldwide Sales Division in 1991, was appointed President and Managing Director of Eastman Chemical, Asia Pacific Pte. Ltd. In 1994, and became Vice President and General Manager, Coatings, Inks and Resins Business Organization in 1998. He assumed his current position in 1999.

     PRENTICE O. MCKIBBEN, JR., age 49, is Director, Corporate and Business Development of Eastman Chemical Company. Mr. McKibben joined the Company in 1974 and became Business Development Manager in 1991. He was appointed Business Ventures Director in 1996 and became Business Development Executive in 1997. He assumed his current position in 1998.

     ERIC D. DELOACH, age 52, became Director, Coatings, Adhesives and Specialty Polymers Business Organization of Eastman Chemical Company effective January 1, 2000. Mr. DeLoach joined the Company in 1969 and served as a Business Manager, Coatings, Inks and Resins Business Organization from 1991 until his appointment as Business Director, Coatings, Inks and Resins Business Organization in 1996.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following information presents the beneficial ownership of shares of Common Stock as of December 1, 1999 (unless otherwise stated) by (i) each stockholder known by the Company to be the owner of more than five percent of the outstanding shares of Common Stock, (ii) each director, (iii) each executive officer named in the Summary Compensation Table, and (iv) all directors and executive officers as a group. Except as noted below, the shares of Common Stock indicated in the following table are held with sole power over both investment and voting.

     This table also sets forth the number of stock equivalents credited to the individual's deferred compensation account or equivalents granted through the Key Employee Annual Bonus Plan. The deferred compensation account reflects the election of the individual to defer restricted stock and stock option gains and/or restoration contributions under the McWhorter Technologies, Inc. Employee Stock Ownership Plan (the "ESOP"). The value of stock equivalents is determined by the price of the Common Stock. Therefore, the value of an individual's account is fully at risk and tied to Common Stock performance. These stock equivalents do not carry any voting rights.

                                                                                                  TOTAL NUMBER
                                                      SHARES                                      OF SHARES AND
                                                   BENEFICIALLY      PERCENT OF     MWT STOCK       MWT STOCK
           NAME OF BENEFICIAL OWNER                   OWNED            CLASS       EQUIVALENTS     EQUIVALENTS
           ------------------------                ------------      ----------    -----------    -------------
Shapiro Capital Management Company, Inc........     1,984,965(1)        19.9%              0        1,984,965
3060 Peachtree Road, N.W
Atlanta, GA 30305
Resource Trust Company.........................     1,243,863(2)        12.5%              0        1,243,863
900 Second Avenue South, Suite 300
Minneapolis, MN 55402
C. Angus Wurtele...............................       923,642(3)         9.3%              0          923,642
1700 Foshay Tower 827 Marquette Ave
  Minneapolis, MN 55402
Dimensional Fund Advisors......................       643,900(4)         6.5%              0          643,900
1299 Ocean Avenue, 11th Floor
Santa Monica, CA 90401
John R. Stevenson..............................       169,978(5)         1.7%         27,807          197,785
Jeffrey M. Nodland.............................        93,367(6)            *         15,007          108,374
D. George Harris...............................        39,453(7)            *          8,422           47,875
Douglas J. Graff...............................        32,275(8)            *          6,422           38,697
Douglas B. Rahrig..............................        30,995(9)            *          2,423           33,418
Heinn F. Tomfohrde, III........................        19,000(10)           *          5,381           24,381
David I. Barton................................        17,000(10)           *              0           17,000
John G. Johnson, Jr............................        10,900(10)           *          3,265           14,165
Edward M. Giles................................        10,000(10)           *          4,233           14,233

                                                                                                  TOTAL NUMBER
                                                      SHARES                                      OF SHARES AND
                                                   BENEFICIALLY      PERCENT OF     MWT STOCK       MWT STOCK
           NAME OF BENEFICIAL OWNER                   OWNED            CLASS       EQUIVALENTS     EQUIVALENTS
           ------------------------                ------------      ----------    -----------    -------------
Donald J. Crawford, Jr.........................        10,000               *             56           10,056
All directors and executive officers as a group
  (13 persons).................................       489,887            4.9%

-------------------------
* Less than 1.0%

(1) Based on Schedule 13G/A dated February 14, 2000.

(2) Based on Schedule 13G/A dated February 11, 2000.

(3) Based on Schedule 13G/A dated February 14, 2000, Mr. Wurtele reported sole voting and investment power over 898,217 shares and shared voting and investment power over 25,425 shares owned by Mr. Wurtele's spouse. Pursuant to the Agreement Containing Consent Order by and among The Valspar Corporation, the Company and the Federal Trade Commission dated September 30, 1993, all such shares are restricted from being voted.

(4) Based on Form 13G/A dated July 31, 1999.

(5) Includes options to purchase 87,596 shares. As of October 31, 1999, includes 3,151 shares held through the ESOP.

(6) Includes options to purchase 52,063 shares. As of October 31, 1999, includes 3,128 shares held though the ESOP.

(7) Includes options exercisable to purchase 35,000 shares.

(8) Includes options to purchase 20,440 shares. As of October 31, 1999, includes 2,088 shares held through the McWhorter Technologies, Inc. Employee 401(k) Savings Plan (the "401(k) Plan" ) and 3,047 shares held through the ESOP.

(9) Includes options to purchase 26,776 shares. As of October 31, 1999, includes 357 shares held through the 401(k) plan and 2,313 shares held through the ESOP.

(10) Includes options exercisable to purchase 10,000 shares.

                               BOARD OF DIRECTORS

TERMS OF DIRECTORS

     The directors are elected to serve until the next annual meeting.

DIRECTORS AND EXECUTIVE OFFICERS

     The current executive officers of the Company are as follows:

     KEVIN W. BROLSMA, age 45, is Vice President responsible for special projects. Prior to being named to his current position in October 1999, Mr. Brolsma was Vice President, Global Operations beginning in February 1999 and Vice President, Acquisitions Integration/Environment, Health, and Safety beginning in August 1997. Mr. Brolsma was Vice President, Powder from May 1996 to August 1997 and Vice President, Operations from February 1994 to April 1996. Previously he was the General Manager of the Southeast Region of the Resin Products Division of Cargill beginning in January 1990. From January 1988 to December 1989, Mr. Brolsma was the National Accounts Manager and General Sales Manager of the Resin Products Division.

     DONALD J. CRAWFORD, JR., age 47, is President, Global Coating Resins. Prior to his current position, Mr. Crawford was Vice President, Global Coating Resins from June 1999 to February 2000 and Vice President, Global Liquid Coatings from January 1999 to June 1999. Prior to joining the Company in January 1999, Mr. Crawford was Vice President and General Manager for North America for Betz Dearborn, Inc., beginning in 1996. Mr. Crawford held various positions with Betz Dearborn Inc. for twenty years, most recently as Vice President and General Manager.

     DOUGLAS J. GRAFF, age 48, is President, Composite Polymers of the Company. Prior to his current position, Mr. Graff was Vice President, Composite Polymers from February 1994 to February 1999 and Assistant Vice President and General Manager of the West Region of the Resin Products Division of Cargill from October 1981 to January 1994. Mr. Graff has held various positions with Cargill since July 1973.

     WARREN B. GRAYSON, age 49, is Vice President, General Counsel and Secretary. Prior to joining the Company in May 1999, Mr. Grayson was Assistant General Counsel of Monsanto Company beginning in November 1997. Prior to November 1997, Mr. Grayson was Deputy General Counsel to The Nutrasweet Company, a wholly owned subsidiary of Monsanto beginning May 1995.

     JEFFREY M. NODLAND, age 44, is President and Chief Executive Officer of the Company. He has held the position of Chief Executive Officer since February 1999, and the position of President since January 1997. Mr. Nodland was the Executive Vice President from May 1995 to December 1996, the Senior Vice President and Chief Financial Officer from February 1994 to May 1995 and Chief Operating Officer from May 1995 to February 1999. Previously he held the position of President of McWhorter, Inc. from June 1991, and Vice President, Maintenance & Marine Coatings of The Valspar Corporation ("Valspar") from October 1989. Mr. Nodland has been a director of the Company since November 1993.

     DOUGLAS B. RAHRIG, age 48, is Vice President, Global Technical Marketing. Prior to being named to his current position in May 1999, Mr. Rahrig was Vice President, Technology beginning in February 1994. Mr. Rahrig was Department Manager of the Technology Department of S.C. Johnson & Son, Inc. beginning in February 1993. Mr. Rahrig has held various technical and management positions with S.C. Johnson & Son, Inc. since 1985.

     LOUISE M. TONOZZI-FREDERICK, age 43, is Vice President, Chief Financial Officer and Treasurer of the Company. Prior to being named to her current position, Ms. Tonozzi-Frederick was Treasurer and Controller from May 1995 to September 1996. She was Controller from May 1994 to May 1995. Prior to May 1995, Ms. Tonozzi-Frederick held various financial positions with Mallinkrodt Group, Inc. for several years, most recently as Assistant Controller.

     The current directors of the Company are as follows:

     JOHN R. STEVENSON, age 57, is Chairman of the Board of Directors of the Company. He has held the position of Chairman since January 1997 and held the position of Chief Executive Officer from February 1994 until February 1999. Mr. Stevenson was President of the Company from February 1994 to December 1996. Prior to being named in February 1994 to this position, Mr. Stevenson was Vice President, Special Products Group and Administration of Valspar beginning in August 1992. Previously he held the position of Vice President, Administration of Valspar beginning in February 1991 and Vice President, Corporate Services of Valspar beginning in February 1985. Mr. Stevenson has been a director of the Company since November 1993.

     DAVID I. BARTON, age 61, is retired. Prior to his retirement, he was director of Sybron Chemicals Inc. from July 1996 through January 1999. He served as Chairman, President and Chief Executive Officer of OSI Specialties, Inc. from March 1993 until October 1995. During the previous five years, Mr. Barton was Senior Vice President and General Manager of the Specialty Derivatives business at International Specialty Products, Inc. He currently serves as Chairman of the Board of the University of Connecticut Foundation. Mr. Barton has been a director of the Company since February 1999.

     EDWARD GILES, age 64, is Chairman of The Vertical Group, Inc., the successor to the venture capital activities of F. Eberstadt & Co., Inc. He has held this position since 1988. Previously, he was President of F. Eberstadt & Co., Inc. beginning in 1979 and Vice Chairman of Eberstadt Fleming beginning in 1985. He is director of Ventana Medical Systems and Synthetech Inc. and an advisory director of Sit Kim International Investments. Mr. Giles has been a director of the Company since May 1994.

     D. GEORGE HARRIS, age 67, is Chairman and Chief Executive Officer of D. George Harris & Associates, PLC (DGH&A) New York, NY, a firm he founded in 1987, which specializes in leveraged buyouts in the chemical and other process industries. Until they were sold in 1999, he was chairman of Penrice Soda Products, Harris Chemical Group, Inc., and Harris Specialty Chemicals. Mr. Harris serves as chairman of both Better Minerals & Aggregates Company and Vestolit GmbH. Previously he was President of SCM Chemicals, SCM Corporation, and Rhone-Poulenc Inc., the U.S. subsidiary of France's largest chemical company. He serves as a consultant to the Tax Free Fund for Utah and is a member of the Presidents' Advisory Committee on Trade Policy Negotiation (ACTPN). Mr. Harris has been a director of the Company since February 1994 and was Chairman of the Board of Directors of the Company from February 1994 through December 1996.

     JOHN G. JOHNSON, Jr., age 59, is President and Chief Executive Officer of Foamex International. He has held this position since March 1999. Previously he was the Principal of Johnson Eight, a management consulting firm. He held the position of Chief Executive Officer of Safety-Kleen Corp. from January 1995 to August 1997, and the position of President and Director from January 1993 to August 1997. Prior to joining Safety-Kleen he was employed by ARCO beginning in 1958. From 1988 until December 1992 he served as President of ARCO Chemical Americas, a division of ARCO Chemical, and served as director of ARCO Chemical. He serves as a director of Foamex International and is also a member of the Board of Trustees of Drexel University. Mr. Johnson has been a director of the Company since May 1995.

     JEFFREY M. NODLAND. See Mr. Nodland's biography above.

     HEINN F. TOMFOHRDE, III, age 66, is retired. Prior to his retirement he held the position of President, Chief Operating Officer, and Director of International Specialty Products, Inc. and its predecessor company GAF Chemicals Corp. from 1987 through 1991. Previously, he held the position of President and Chief Operating Officer of Union Carbide's Consumer and Industrial Products and Services Group beginning in 1985. Mr. Tomfohrde has been a director of the Company since February 1994 and has been the Lead Director since February 1997.

DIRECTOR COMPENSATION

     Employee directors do not receive additional compensation for serving on the Board of Directors. Non-employee directors receive an annual retainer of $17,000 payable, at the director's option, either entirely in deferred stock or half in deferred stock and half in cash. In February 1997, the Board of Directors approved the designation of a Lead Director (non-employee) of the Company. The Lead Director receives annual compensation of $8,000 more than other non- employee directors of the Company. A non-employee director is entitled to receive shares of Common Stock represented by the deferred stock awards when such director ceases to be a member of the Board of Directors. Each non-employee director also receives a fee of $1,000 in cash for each Board of Directors or committee meeting attended, provided that this fee is not paid for committee meetings held on the same day as a Board of Directors meeting. Upon his or her initial election to the Board of Directors, each non-employee director (except for Mr. Harris in his previous role as Chairman of the Board of Directors) received an initial non-qualified option to purchase 10,000 shares of Common Stock at a price equal to the market value of such shares at the date of grant. Mr. Harris, in his previous role as Chairman of the Board of Directors, received an initial non-qualified option to purchase 35,000 shares of Common Stock at an exercise price equal to the market value of such shares at the date of grant. The exercise price for such options for Messrs. Giles, Harris, and Tomfohrde is $16.2125 per share, for Mr. Johnson is $15.00 per share, and for Mr. Barton is $16.50 per share.

CERTAIN INFORMATION CONCERNING MEETINGS AND COMMITTEES OF THE BOARD

     The Board held six meetings during the fiscal year ended October 31, 1999 ("fiscal 1999"). The four standing committees of the Board are the Audit Committee, the Compensation Committee, the Environmental Committee and the Nominating and Governance Committee. Mr. David Barton joined the Board in February 1999 and Ms. Michelle Collins resigned effective June 30, 1999. Each director attended all of the meetings of the Board and of the Committees on which the director served except for Mr. Giles who was absent from one Board meeting; Ms. Collins who was absent from one Board meeting and one Compensation

Committee meeting; and D. George Harris who was absent from one Audit Committee Meeting and one Environmental Committee meeting.

     Audit Committee. The members of the Audit Committee are Messrs. Barton (beginning in August 1999), Giles (Chairman), Harris, Johnson, Tomfohrde, and Ms. Collins (through June 1999). The Audit Committee held three meetings during fiscal 1999. This committee reviews the accounting and auditing principles and procedures of the Company with a view to the safeguarding of the Company's assets and the reliability of its financial records; recommends to the Board, the engagement of the Company's independent auditors; reviews with the independent auditors the plans and results of the auditing engagement; and considers the independence of the Company's auditors.

     The Board has not adopted a written charter for the Audit Committee. The members of the Audit Committee are "independent", as defined in Sections 303.01(B)(2)(a) and (3) of the New York Stock Exchange listing standards.

     Compensation Committee. The members of the Compensation Committee are Messrs. Barton (beginning in August 1999), Giles, Harris, Johnson, and Tomfohrde (Chairman), and Ms. Collins (through June 1999). The Compensation Committee held four meetings during fiscal 1999. This committee establishes salaries, incentives, and other forms of compensation for executive officers and other key employees of the Company; administers the various incentive compensation and benefit plans of the Company; and recommends policies related to such incentive compensation and benefit plans.

     Environmental Committee. The members of the Environmental Committee are Messrs. Barton (beginning in August 1999), Giles, Harris, Johnson (Chairman), and Tomfohrde, and Ms. Collins (through June 1999). The Environmental Committee held two meetings during fiscal 1999. This committee reviews the environmental principles and procedures of the Company with a view to achieving and maintaining compliance with all applicable environmental laws and regulations; implementing programs and procedures that address issues related to the environment; and integrating environmental planning with the Company's business operations.

     Nominating and Governance Committee. The members of the Nominating and Governance Committee are Messrs. Barton (Chairman, beginning August 1999), Giles, Harris, Johnson, and Tomfohrde and Ms. Collins (member and chairwoman through June 1999). The Nominating and Governance Committee held two meeting during fiscal 1999. This committee identifies and proposes to the full Board nominees to serve on the Board. This committee will consider nominees to serve on the Board recommended by stockholders. Stockholders should submit such recommendations to Susanne Riley, Shareholder Services Manager, 400 E. Cottage Place, Carpentersville, Illinois 60110.

     The Nominating and Governance Committee will consider nominees recommended by security holders. Security holders may submit in writing the names of persons they wish to recommend to the attention of the Chairman of the Nominating and Governance Committee, addressed to the Company at its principal executive offices.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During fiscal 1999, Messrs. Barton (commencing February, 1999), Giles, Harris, Johnson, and Tomfohrde and Ms. Collins (up to June 30, 1999, the effective date of her resignation as a director) served as members of the Compensation Committee of the Board, none of whom has ever served as an officer or employee of the Company.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     To the Company's knowledge based on review of copies of such forms furnished to the Company and written representations, all Forms 3, 4 and 5 required by Section 16(a) of the Securities Exchange Act of 1934, as amended, have been timely filed with respect to the most recently concluded fiscal year.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth the cash compensation paid to the Company's Chief Executive Officer and its other four most highly paid executive officers (the "named executives") in the fiscal years ended October 31, 1997 ("fiscal 1997"), October 31, 1998 ("fiscal 1998") and fiscal 1999 for services rendered in all capacities to the Company:

                            ANNUAL COMPENSATION (1)

                                                                                                        LONG TERM
                                                                                                   COMPENSATION AWARDS
                                                                                              ------------------------------
                                                                                ALL OTHER                           STOCK
                                                                               COMPENSATION                      UNDERLYING
        NAME & PRINCIPAL POSITION           YEAR   SALARY ($)   BONUS ($)(2)    ($)(2)(3)      AWARDS ($)(4)     OPTIONS (#)
        -------------------------           ----   ----------   ------------   ------------    -------------     -----------
John R. Stevenson.........................  1999    $383,087      $      0       $ 26,816         $499,986              0
Chairman                                    1998    $442,316      $      0       $ 36,500         $      0          6,897
                                            1997    $392,318      $315,816       $146,303         $      0          8,696
Jeffrey M. Nodland........................  1999    $372,314      $      0       $ 26,062         $      0         25,000
President &                                 1998    $305,382      $      0       $ 25,180         $      0          3,547
Chief Executive Officer                     1997    $273,842      $156,090       $ 80,694         $      0          5,693
Douglas J. Graff..........................  1999    $172,692      $ 80,000       $ 37,688         $ 54,375          5,000
President,                                  1998    $157,692      $ 77,269       $ 37,134         $      0          5,000
Composite Polymers                          1997    $138,439      $ 49,526       $ 21,306         $      0          7,000
Douglas B. Rahrig.........................  1999    $186,092      $  7,583       $ 14,505         $      0          5,000
Vice President,                             1998    $178,766      $  7,200       $ 15,817         $      0            788
Global Technical Marketing                  1997    $170,454      $ 65,122       $ 32,015         $      0          1,242
Donald J. Crawford........................  1999    $176,539      $ 12,200       $    763         $      0         20,000
President,
Global Coating Resins

-------------------------
(1) Includes amounts earned in fiscal year, whether or not deferred.

(2) Pursuant to the McWhorter Technologies, Inc. Key Employee Annual Bonus Plan, certain employees could elect to receive all or part of their bonus for fiscal 1999 in the form of McWhorter Stock Equivalents. This election will entitle the participant to an additional 25% of the amount deferred to be allocated to his/her account in the form of McWhorter Stock Equivalents. This 25% additional amount is reflected in the "All other Compensation" column in the table above. Termination of employment with McWhorter prior to October 31, 2002 will result in the loss of that 25% Company contribution. The following are the amounts of the 25% Company contribution in McWhorter Stock Equivalents:

                                                                     COMPANY 25%
                                                                     MATCH ($) /
                         NAME                                  (MWT STOCK EQUIVALENTS)
                         ----                                  -----------------------
Douglas B. Rahrig.....................................             $      948 / 69
Douglas J. Graff......................................             $  20,000/1,461
Donald J. Crawford....................................             $      763 / 56

(3) Includes contributions or allocations by the Company to defined contribution or savings plans (tax-qualified and supplemental) on behalf of the named executives as follows: Mr. Stevenson $26,816, Mr. Nodland $26,062, Mr. Graff $17,688, and Mr. Rahrig 13,557.

(4) For fiscal 1999, the 22,922 shares of Restricted Stock for Mr. Stevenson were granted pursuant to his employment agreement dated November 12, 1998, and the 2,500 shares of Restricted Stock for Mr. Graff were awarded pursuant to a discretionary grant by the Board.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth information regarding individual grants of stock options made during fiscal 1999 to the named executives:

                                                                                                           POTENTIAL REALIZABLE
                                                        INDIVIDUAL GRANTS                                        VALUE AT
                                        -------------------------------------------------                  ASSUMED ANNUAL RATES
                                         NUMBER OF                                                               OF STOCK
                                        SECURITIES      PERCENT OF TOTAL      EXERCISE OR                   PRICE APPRECIATION
                                        UNDERLYING     OPTIONS GRANTED TO        BASE                       FOR OPTION TERM(2)
                                          OPTIONS         EMPLOYEES IN         PRICE PER     EXPIRATION    --------------------
                NAME                    GRANTED (1)        FISCAL 1999           SHARE          DATE        5% (2)     10% (2)
                ----                    -----------    ------------------     -----------    ----------    --------    --------
John R. Stevenson...................           0                 0                   0               0           0           0
Jeffrey M. Nodland..................      25,000              13.2%              16.50         2/17/09     259,419     657,419
Douglas J. Graff....................       5,000               2.6%              21.75        11/18/08      68,392     173,319
Douglas B. Rahrig...................       5,000               2.6%              21.75        11/18/08      68,392     173,319
Donald J. Crawford..................      20,000              10.6%             19.875         1/19/09     249,986     633,513

-------------------------

(1) These options become exercisable in 20% annual increments beginning one year from the date of grant and accelerate upon certain "change of control" events.

(2) The dollar amounts under these columns are the result of calculations at the 5% and 10% rates set by the Securities and Exchange Commission and therefore are not intended to forecast possible future appreciation, if any, in the market value of the Common Stock.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

     The following table sets forth information with respect to the named executives concerning the exercise of options during fiscal 1999 and unexercised options held as of October 31, 1999.

                                                                         NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                                                              UNDERLYING                     IN-THE-MONEY
                                                                        UNEXERCISED OPTIONS AT                OPTIONS AT
                                                                         OCTOBER 31, 1999 (#)           OCTOBER 31, 1999 ($)*
                                SHARES ACQUIRED    VALUE REALIZED    ----------------------------    ----------------------------
            NAME                  ON EXERCISE           ($)          EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
            ----                ---------------    --------------    -----------    -------------    -----------    -------------
John R. Stevenson...........           0                 0             82,163          17,621             0               0
Jeffrey M. Nodland..........           0                 0             48,573          36,687             0               0
Douglas J. Graff............           0                 0             17,940          15,200             0               0
Douglas B. Rahrig...........           0                 0             24,973           7,170             0               0
Donald J. Crawford..........           0                 0                  0          20,000             0               0

-------------------------

     * The value of the unexercised in-the-money options is based on the difference between the exercise price of the options and the fair market value of the Common Stock on October 31, 1999.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In connection with the previously announced transition of Mr. Stevenson's responsibilities as Chief Executive Officer of the Company to Mr. Nodland, (as of February 1, 1999), while continuing Mr. Stevenson's services to the Company, including his services as Chairman of the Board, the Company and Mr. Stevenson entered into an employment agreement dated November 12, 1998 (the "Agreement"). The Agreement provides for Mr. Stevenson's employment by the Company through February 29, 2004 at a salary of $350,000 for the period from March 1, 1999 through February 29, 2000, a salary of $250,000 for the period from March 1, 2000 through February 28, 2001 and for the subsequent three years, a salary equal to the compensation paid by the Company to its non-employee directors. The Agreement does not contemplate that Mr. Stevenson will receive a bonus for any of these periods. The Agreement prohibits Mr. Stevenson from accepting any other full-time employment before February 28, 2004 and obligates him, during the employment term and for two years thereafter, to abide by certain prohibitions on the disclosure of confidential information, the solicitation of Company employees for other employment and other acts detrimental to the Company or its employees. Pursuant to the Agreement, Mr. Stevenson was also awarded 22,922 shares of restricted stock on November 12, 1998 and is entitled to participate in certain of the Company's benefit plans, including life, health, dental and long-term disability insurance programs and its ESOP and 401(k) Plan. The

Agreement also provides for Mr. Stevenson to receive a cash payment of $250,000, his full salary and the other benefits under the Agreement if his employment is terminated without "cause" (as defined in the Agreement) by the Company or is terminated for any reason following a "change of control" (as defined in the Agreement) of the Company. See Employment/Severance Agreements under Item 3 of the Statement with respect to the continued employment of certain officers of the Company.

                            STOCK PERFORMANCE GRAPH

     The graph below compares the Company's cumulative total stockholder return from April 11, 1994 (the date on which the stock commenced trading on a "when issued" basis) to October 31, 1999 with the cumulative total return of (1) the Standard & Poor's 500 Stock Index ("S&P 500") and (2) Standard & Poor's Specialty Chemical Group ("S&P Specialty Chemical").

                           COMPARISON OF TOTAL RETURN
         AMONG THE COMPANY, THE S&P 500, AND THE S&P SPECIALTY CHEMICAL

     The graph assumes the investment of $100 in the Common Stock at April 11, 1994, and the S&P 500 and the S&P Specialty Chemical at April 29, 1994 and the reinvestment of all dividends. The comparisons in this graph are required by the Securities and Exchange Commission and are not intended to forecast or be indicators of possible future performance of the Common Stock.

[EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC]

                                                 MCWHORTER TECHNOLOGIES              S&P 500            S&P SPECIALITY CHEMICALS
                                                 ----------------------              -------            ------------------------
4/11/94                                                    100                         100                         100
10/31/94                                                   131                         106                          95
10/31/95                                                   114                         134                         105
10/31/96                                                   135                         167                         128
10/31/97                                                   181                         223                         135
10/31/98                                                   143                         272                         122
10/31/99                                                    73                         318                         144

                                 EXHIBIT INDEX

The following Exhibits are filed herewith:

Exhibit 1     Offer to Purchase (incorporated by reference to Exhibit
              (a)(1) to the Schedule TO).*
Exhibit 2     Letter of Transmittal (incorporated by reference to Exhibit
              (a)(2) to the Schedule TO).*
Exhibit 3     Agreement and Plan of Merger dated May 3, 2000, by and among
              Eastman, Purchaser and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO).
Exhibit 4 Confidentiality Agreement, dated as of November 12, 1999, between Eastman and the Company (incorporated by reference to Exhibit (d)(2) to the Schedule TO).
Exhibit 5     Letter to Stockholders of the Company, dated May 12, 2000.*
Exhibit 6 Opinion of Lehman Brothers, dated May 3, 2000 (included as, and incorporated by reference to, Annex A attached hereto).
Exhibit 7     Joint Press Release of Eastman and the Company, dated May 4,
              2000 (incorporated by reference to the Company's filing of the Joint Press Release with the Securities and Exchange
              Commission under cover of Schedule 14D-9 on May 5, 2000).
Exhibit 8     Certificate of Incorporation of the Company, as amended
              (incorporated by reference to the Company's annual report on Form 10-K for the year ended October 31, 1994).
Exhibit 9 Bylaws of the Company, as amended (incorporated by reference to the Company's annual report on Form 10-K for the year ended October 31, 1996).
Exhibit 10    The Information Statement of the Company, dated May 12, 2000
              (included as, and incorporated by reference to, Annex B attached hereto).
Exhibit 11 Third Amendment to Rights Agreement, dated as of May 9, 2000 between the Company and EquiServe Trust Company, N.A.
Exhibit 12 Employment Agreement dated as of November 12, 1998, by and between the Company and John R. Stevenson.
Exhibit 13    Amendment to Employment Agreement dated as of April 12,
              2000, by and between the Company and John R. Stevenson.

-------------------------
* Included in copies mailed to stockholders.